Exhibit 7 (s)

Norcross Braca Group Announces Termination of Purchase Agreement with Republic First

Norcross Braca Group Cites Republic First’s Inability to Complete Deal Due to Failure to File 2022 10-K, Other Issues

CAMDEN, NJ: George E. Norcross, Gregory B. Braca and Philip A. Norcross (the Norcross Braca Group) today announced that it was terminating its Purchase Agreement with Republic First Bancorp, Inc. (NASDAQ: FRBK) (the “Company” or “Republic First”) due to the failure of the Company to take actions and satisfy closing conditions required under the Purchase Agreement, including filing the Company’s 2022 10-K and scheduling the required shareholder meeting. The deadline for completion of the deal had previously been extended from November 30, 2023 to February 29, 2024.

A copy of the Norcross Braca Group’s 13D filing is available at www.sec.gov.

The Norcross Braca Group will have no further comment on today’s announcement or the end of its agreement with Republic First.